UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                            HEALTHWORLD CORPORATION
         -------------------------------------------------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                -----------------
                                 (CUSIP Number)
Mr. Michael Bungey                                      with copies to:
Cordiant Communications Group plc                       Timothy B. Goodell, Esq.
121-141 Westbourne Terrace                              White & Case LLP
London  W26JRF                                          1155 Avenue of the
011-44-171-262-4343                                       Americas
                                                        New York, NY 10036
                                                        (212) 819-8259

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|



Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  ------------

                                  SCHEDULE 13D


-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cordiant Communications Group plc        I.R.S. Identification No.:
                                                  Not Applicable
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)|_|
                                                                       (b)|_|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         England
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY                                    9,085,477
EACH REPORTING PERSON WITH          ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            9,085,477
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,085,477
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

Item 1.  Security and Issuer.

          This Amendment No. 1 amends and supplements the statement on Schedule 13D filed by Cordiant Communications Group plc ("CCG") and Healthworld Acquisition Corp., a wholly owned subsidiary of CCG ("Merger Sub") on November 19, 1999 (the "Schedule 13D"), in the following respects. Capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of March 2, 2000, CCG beneficially owns 9,085,477 Shares, constituting 100% of the Shares issued and outstanding.

          (b) CCG has the sole power to vote and the sole power to dispose of all 9,085,477 Shares owned by CCG.

          (c) CCG acquired beneficial ownership of all 9,085,477 outstanding Shares on March 2, 2000 in exchange for .08664 Cordiant American Depositary Shares ("ADSs"), or at the election of a holder of Shares, 4.3322 CCG ordinary shares (Ordinary Shares"), as a result of the merger on such date of Merger Sub with and into Healthworld Corporation (the "Company"), pursuant to the terms of
(i) an Agreement and Plan of Merger dated as of November 9, 1999, among CCG, Merger Sub and the Company, as amended by Amendment No.1 to the Merger Agreement dated as of February 5, 2000, and (ii) the Certificate of Merger of the Company and Merger Sub, dated March 2, 2000. In the merger each of the outstanding Shares was converted into the right to receive .8664 ADSs or, at the election of a holder of Shares, 4.3322 Ordinary Shares and the Company became a wholly owned subsidiary of CCG. The Merger Agreement was approved by the shareholders of the Company at a special shareholders' meeting on March 1, 2000.

Item 7.   Material to Be Filed as Exhibits.

          The following exhibits are filed with this statement:

          1. Amendment No. 1 to Agreement and Plan of Merger dated as of February 3, 2000, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Healthworld Corporation.

          2. Certificate of Merger of Healthworld Corporation and Healthworld Acquisition Corp., dated March 2, 2000.

                                    SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2000                    CORDIANT COMMUNICATIONS GROUP PLC



                                         By: /s/ Arthur D'Angelo
                                            ------------------------------------
                                            Name: Arthur D'Angelo
                                            Title: Finance Director

                                  Exhibit Index
                                  -------------

          1. Amendment No. 1 to Agreement and Plan of Merger dated as of February 3, 2000, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Healthworld Corporation.

          2. Certificate of Merger of Healthworld Corporation and Healthworld Acquisition Corp., dated March 2, 2000.